EXHIBIT 99.12

AUDITORS' REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at March 31, 2006, the Profit and Loss Account and Cash Flow Statement of the Company for the quarter and half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and

(e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)  in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2006;
(ii)  in the case of the Profit and Loss Account, of the profit of the Company for the quarter and half year ended on that date; and
(iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter and half year ended on that date.

for BSR & Co
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
April 14, 2006

INFOSYS TECHNOLOGIES LIMITED
			in Rs. crore
Balance Sheet as at	Schedule	March 31, 2006	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	138	135
Reserves and surplus	2	6,759	5,107
		6,897	5,242
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		2,837	2,183
Less: Accumulated depreciation		1,275	1,006
Net book value		1,562	1,177
Add: Capital work-in-progress		571	318
		2,133	1,495
INVESTMENTS	4	876	1,329
DEFERRED TAX ASSETS	5	56	34
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	1,518	1,253
Cash and bank balances	7	3,279	1,481
Loans and advances	8	1,252	996
		6,049	3,730
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	808	579
Provisions	10	1,409	767
NET CURRENT ASSETS		3,832	2,384
		6,897	5,242

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the consolidated balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

INFOSYS TECHNOLOGIES LIMITED
			in Rs. crore, except per share data
Profit and Loss Account for the	Schedule	Quarter ended March 31,		Half year ended March 31,
		2006	2005	2006	2005

Income from software services and products		2,493	1,900	4,891	3,699
Software development expenses	11	1,380	993	2,657	1,953
GROSS PROFIT		1,113	907	2,234	1,746

Selling and marketing expenses	12	126	100	255	202
General and administration expenses	13	183	144	343	269
		309	244	598	471

OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		804	663	1,636	1,275
Interest		-	-	-	-
Depreciation		134	93	243	162
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		670	570	1,393	1,113

Other income, net	14	70	33	69	79
Provision for investments		(1)	-	(1)	-
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		741	603	1,463	1,192
Provision for taxation	15	77	89	157	182
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM		664	514	1,306	1,010
Income from sale of investment in Yantra Corporation (net of taxes)		-	45	-	45
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		664	559	1,306	1,055

Balance Brought Forward		2,983	1,260	2,341	764
Less: Residual dividend paid		-	-	-	-
Additional dividend tax		-	-	-	-
		2,983	1,260	2,341	764

AMOUNT AVAILABLE FOR APPROPRIATION		3,647	1,819	3,647	1,819
Dividend
Interim		-	-	-	-
Final		234	176	234	176
Silver Jubilee special dividend		827	-	827	-
Total dividend		1,061	176	1,061	176
Dividend tax		149	25	149	25
Amount transferred to general reserve		242	190	242	190
Balance in profit and loss account		2,195	1,428	2,195	1,428
		3,647	1,819	3,647	1,819
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional items
Basic		24.12	19.03	47.55	37.49
Diluted		23.50	18.46	46.28	36.36
After exceptional items
Basic		24.12	20.70	47.55	39.16
Diluted		23.50	20.08	46.28	37.98
Number of shares used in computing earnings per share
Basic		27,51,09,907	27,00,94,432	27,44,40,691	26,94,34,087
Diluted		28,23,17,293	27,83,96,419	28,19,73,111	27,77,77,028

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

* refer to note 22.2.20

The schedules referred to above are an integral part of the profit and loss account.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

INFOSYS TECHNOLOGIES LIMITED
			in Rs. crore
Cash Flow Statement for the		Quarter ended March 31,		Half year ended March 31,
	Schedule	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional item		741	603	1,463	1,192
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-	-	-
Depreciation and amortization		135	93	244	162
Interest and dividend income		(76)	(36)	(125)	(59)
Provision for investments		-	-	(1)	-
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(3)	2	2	8

Changes in current assets and liabilities
Sundry debtors		(204)	(270)	(274)	(360)
Loans and advances	16	(39)	(14)	(128)	(56)
Current liabilities and provisions	17	83	4	164	8
Income taxes paid	18	(295)	(100)	(387)	(181)
NET CASH GENERATED BY OPERATING ACTIVITIES		342	282	958	714

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(265)	(235)	(509)	(482)
Proceeds on disposal of fixed assets		-	2	-	2
Investment in subsidiaries (refer to note 22.2.16)		(9)	-	(9)	(23)
Investments in securities	20	1,443	(151)	1,572	(241)
Interest and dividend income		76	36	125	59
Cash flow from investing activities before exceptional items		1,245	(348)	1,179	(685)
Income from sale of investment in Yantra Corporation		-	49	-	49
Less: Tax on the above		-	4	-	4
Net income from sale of Investment in Yantra Corporation		-	45	-	45
NET CASH USED IN INVESTING ACTIVITIES		1,245	(303)	1,179	(640)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		193	139	397	316
Dividends paid during the period		-	-	(177)	(134)
Dividend Tax paid during the period		-	-	(25)	(18)

NET CASH USED IN FINANCING ACTIVITIES		193	139	195	164

Effect of exchange differences on translation of foreign currency cash and cash equivalents		3	(2)	(2)	(8)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		1,783	116	2,330	230

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		1,996	1,567	1,449	1,453
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	3,779	1,683	3,779	1,683

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

INFOSYS TECHNOLOGIES LIMITED
		in Rs. crore
Schedules to the Balance Sheet as at	March 31, 2006	March 31, 2005
1 SHARE CAPITAL
Authorized
Equity shares, Rs. 5/- par value
30,00,00,000 (30,00,00,000) equity shares	150	150

Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value*	138	135
27,55,54,980 (27,05,70,549) equity shares fully paid up
[Of the above, 25,84,92,302 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
	138	135
Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
* For details of options in respect of equity shares, refer to note 22.2.11
* also refer to note 22.2.20 for details of basic and diluted shares

2 RESERVES AND SURPLUS
Capital reserve	6	6
Share premium account - As at April 1,	900	461
Add: Receipts on exercise of employee stock options	571	439
Income tax benefit arising from exercise of stock options	72	-
	1,543	900
General reserve - As at April 1,	2,773	2,683
Less: Capitalized on issue of bonus shares	-	100
Add: Transferred from the Profit and Loss Account	242	190
	3,015	2,773
Balance in Profit and Loss Account	2,195	1,428
	6,759	5,107

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet
3	FIXED ASSETS								in Rs. crore except as otherwise stated
		Original cost				Depreciation and amortization				Net book value
		As at April 1,2005	Additions during theyear	Deductions/ Retirement	As at March 31, 2006	As at April 1,2005	For the year	Deductions/ Retirement	As at March 31, 2006	As at March 31, 2006	As at March 31, 2005
	Land : free-hold *	30	4	-	34	-	-	-	-	34	30
	leasehold	90	18	4	104	-	-	-	-	104	90
	Buildings*	731	292	1	1,022	119	60	-	179	843	612
	Plant and machinery* ^	389	177	7	559	216	96	7	305	254	173
	Computer equipment* ^	574	199	73	700	427	162	73	516	184	147
	Furniture and fixtures* ^	326	109	18	417	202	91	18	275	142	124
	Vehicles	1	-	-	1	-	-	-	-	1	1
	Intangible assets ^
	Intellectual property rights	42	-	42	-	42	-	42	-	-	-
		2,183	799	145	2,837	1,006	409	140	1,275	1,562	1,177
	Previous year	1,570	687	74	2,183	803	268	66	1,006	1,177

Note: Buildings include Rs.250/- being the value of 5 shares of Rs.50/- each in Mittal Towers Premises Co-operative Society Limited.

*  Includes certain assets provided on operating lease to Progeon Limited, a subsidiary. Please refer to note 22.2.6 for details
^ Amount includes the retiral of assets that are not in active use, with original cost of Rs. 121 crore and accumulated depreciation of Rs. 121 crore.

INFOSYS TECHNOLOGIES LIMITED
			in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2006	March 31, 2005

4	INVESTMENTS

	Trade (unquoted) - at cost
	Long- term investments
	In subsidiaries
	Progeon Limited, India
	2,44,99,993 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	25	25
	Infosys Technologies ( Shanghai) Co. Limited, China	23	23
	Infosys Technologies ( Australia) Pty Limited, Australia
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	1,70,00,000 (1,00,00,000) common stock of US $1.00 par value, fully paid	76	45
		190	159

	In other investments*	16	16
	Less: Provision for investments	14	14
		2	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual fund units *	684	1,168
		876	1,329
	Aggregate amount of unquoted investments	876	1,329
	* refer to note 22.2.16 for details of investments

5	DEFERRED TAX ASSETS

	Fixed assets	54	31
	Sundry debtors	2	3
		56	34

6	SUNDRY DEBTORS

	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	8	11

	Other debts
	Unsecured
	considered good (including dues from subsidiary companies)*	1,518	1,253
	considered doubtful	2	8
		1,528	1,272
	Less: Provision for doubtful debts	10	19
		1,518	1,253
	* For details of dues from subsidiary companies, refer to note 22.2.7
	Includes dues from companies where directors are interested	2	-

7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks in Indian Rupees
	In current accounts *	169	78
	In deposit accounts	2,735	1,213
	Balances with non-scheduled banks in foreign currency **
	In current accounts	375	190
		3,279	1,481
	*includes balance in unclaimed dividend account	3	3
	**refer to note 22.2.13 for details of balances in non-scheduled banks

INFOSYS TECHNOLOGIES LIMITED
			in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2006	March 31, 2005

8	LOANS AND ADVANCES

	Unsecured, considered good
	Loans to subsidiary (refer to note 22.2.7)	14	-
	Advances
	prepaid expenses	27	33
	for supply of goods and rendering of services *	9	2
	others	14	11
		64	46

	Unbilled revenues	203	139
	Advance income tax	267	403
	Loans and advances to employees **
	housing and other loans	49	58
	salary advances	61	41
	Electricity and other deposits	16	16
	Rental deposits	12	14
	Deposits with financial institution and body corporate	580	268
	Mark to Market on options/ forward contracts	-	11
		1,252	996
	Unsecured, considered doubtful
	Loans and advances to employees	-	-
		1,252	996
	Less: Provision for doubtful loans and advances to employees	-	-
		1,252	996
	* includes advances to subsidiary company, refer to note 22.2.7	6	2
	** includes dues by non-director officers of the company	-	-
	Maximum amounts due by non-director officers at any time during the year	-	-

9	CURRENT LIABILITIES

	Sundry creditors
	goods and services *	6	1
	accrued salaries and benefits
	salaries	6	11
	bonus and incentives	233	182
	unavailed leave	80	61
	for other liabilities
	provision for expenses	166	118
	retention monies	13	15
	withholding and other taxes payable	82	52
	for purchase of intellectual property rights	19	19
	Mark to Market on options/ forward contracts	2	-
	others	3	5
		610	464
	Advances received from clients	7	29
	Unearned revenue	188	83
	Unclaimed dividend	3	3
		808	579
	* Of which, dues to subsidiary companies, refer to note 22.2.7	6	1

10	PROVISIONS

	Proposed dividend	1,061	176
	Provision for
	tax on dividend	149	25
	income taxes *	187	546
	post-sales client support and warranties	12	20
		1,409	767
	* refer to note 22.2.12

INFOSYS TECHNOLOGIES LIMITED
					in Rs. crore
Schedules to Profit and Loss Account for the		Quarter ended March 31,		Half year ended March 31,
		2006	2005	2006	2005

11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,054	733	2,042	1,466
	Overseas group health insurance	9	10	22	19
	Contribution to provident and other funds	24	22	46	43
	Staff welfare	8	6	17	13
	Technical sub-contractors - subsidiaries	102	66	193	130
	Technical sub-contractors - others	42	32	71	62
	Overseas travel expenses	60	54	121	98
	Visa charges and others	12	4	18	9
	Software packages
	for own use	35	34	69	64
	for service delivery to clients	5	2	11	6
	Communication expenses	13	12	23	22
	Computer maintenance	5	3	12	7
	Consumables	4	4	8	7
	Rent	4	2	7	4
	Provision for post-sales client support and warranties	3	9	(3)	3
		1,380	993	2,657	1,953

12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	78	57	153	116
	Contribution to provident and other funds	-	-	-	1
	Staff welfare	-	-	-	-
	Overseas group health insurance	1	-	1	-
	Overseas travel expenses	16	11	30	20
	Visa charges and others	3	3	5	5
	Traveling and conveyance	1	1	1	4
	Commission and earnout charges	(2)	9	8	16
	Brand building	11	8	25	16
	Professional charges	7	4	11	9
	Rent	3	2	7	5
	Marketing expenses	4	3	7	5
	Telephone charges	2	1	3	2
	Communication expenses	-	-	-	-
	Printing and stationery	-	-	1	1
	Advertisements	1	-	1	1
	Office maintenance	-	-	-	-
	Sales promotion expenses	-	1	1	1
	Consumables	-	-	-	-
	Software packages
	for own use	-	-	-	-
	Computer maintenance	-	-	-	-
	Power and fuel	-	-	-	-
	Insurance charges	-	-	-	-
	Rates and taxes	-	-	-	-
	Bank charges and commission	-	-	-	-
	Miscellaneous expenses	1	-	1	-
		126	100	255	202

INFOSYS TECHNOLOGIES LIMITED
					in Rs. crore
Schedules to Profit and Loss Account for the		Quarter ended March 31,		Half year ended March 31,
		2006	2005	2006	2005

13	GENERAL AND ADMINISTRATION EXPENSES

	Salaries and bonus including overseas staff expenses	35	25	68	49
	Overseas group health insurance	1	-	1	1
	Contribution to provident and other funds	2	2	4	4
	Professional charges	29	15	54	32
	Telephone charges	22	16	40	26
	Power and fuel	17	11	32	22
	Traveling and conveyance	18	14	34	22
	Overseas travel expenses	2	3	5	4
	Visa charges and others	-	-	1	1
	Office maintenance	20	14	38	24
	Guest house maintenance*	-	-	-	-
	Insurance charges	6	8	11	15
	Printing and stationery	2	2	4	3
	Donations	4	4	8	12
	Rent	2	4	4	7
	Advertisements	4	4	7	6
	Repairs to building	5	6	8	10
	Repairs to plant and machinery	3	3	6	5
	Rates and taxes	2	2	4	4
	Professional membership and seminar participation fees	3	2	5	3
	Postage and courier	1	1	2	2
	Books and periodicals	1	1	3	1
	Provision for bad and doubtful debts	3	6	-	12
	Provision for doubtful loans and advances	-	-	-	-
	Commission to non-whole time directors	-	-	1	-
	Freight charges	-	-	-	-
	Bank charges and commission	-	-	1	1
	Research grants	-	-	1	1
	Auditor's remuneration
	statutory audit fees	-	-	-	-
	certification charges	-	-	-	-
	others	-	-	-	-
	out-of-pocket expenses	-	-	-	-
	Miscellaneous expenses (refer to note 22.2.15)	1	1	1	2
		183	144	343	269
	*for non-training purposes

14	OTHER INCOME

	Interest received on deposits with banks and others*	59	24	84	39
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	16	12	40	20
	Miscellaneous income (refer to note 22.2.15)	8	3	13	5
	Exchange differences	(13)	(6)	(68)	15
		70	33	69	79
	*Tax deducted at source	7	7	11	10

15	PROVISION FOR TAXATION

	Income taxes*	87	91	173	183
	Deferred taxes	(10)	(2)	(16)	(1)
		77	89	157	182
* refer to note 22.2.12

INFOSYS TECHNOLOGIES LIMITED
					in Rs. crore
Schedules to Cash Flow Statements for the		Quarter ended March 31,		Half Year ended March 31,
		2006	2005	2006	2005
16	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet *	1,252	996	1,252	996
	Less: Deposits with financial institutions and body corporate,
	included in cash and cash equivalents	(500)	(202)	(500)	(202)
	Advance income taxes separately considered	(267)	(403)	(267)	(403)
		485	391	485	391
	Less: Opening balance considered	(446)	(377)	(357)	(335)
		39	14	128	56
	* includes loans to subsidiary

17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	2,217	1,346	2,217	1,346
	Add/ (Less): Provisions separately considered in
	the cash flow statement
	Income taxes	(187)	(546)	(187)	(546)
	Dividends	(1,061)	(176)	(1,061)	(176)
	Dividend tax	(149)	(25)	(149)	(25)
		820	599	820	599
	Less: Opening balance considered	(737)	(595)	(656)	(591)
		83	4	164	8

18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	77	89	157	182
	Add: Increase in advance income taxes	(312)	62	(226)	127
	Increase/(Decrease) in deferred taxes	10	(1)	16	(2)
	Less: (Increase)/Decrease in income tax provision	520	(50)	440	(126)
		295	100	387	181

19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL
	WORK-IN-PROGRESS
	As per Balance Sheet*	138	129	333	417
	Less: Opening Capital work-in-progress	(444)	(212)	(395)	(253)
	Add: Closing Capital work-in-progress	571	318	571	318
		265	235	509	482
	* Excludes Rs 4 crore, towards movement of land from Leasehold land to Freehold land

20	INVESTMENTS IN SECURITIES *
	As per the Balance Sheet	876	1,329	876	1,329
	Add: Provisions made on investments	(1)	-	(1)	-
		875	1,329	875	1,329
	Less: Investment made in subsidiaries	(9)	-	(9)	(23)
	Opening balance considered	(2,309)	(1,178)	(2,438)	(1,065)
		(1,443)	151	(1,572)	241
	* refer to note 22.2.16 for investment and redemptions

21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	3,279	1,481	3,279	1,481
	Add: Deposits with financial institutions, included herein	500	202	500	202
		3,779	1,683	3,779	1,683

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Financial Statements for the quarter and half year ended March 31, 2006

22    Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Progeon Limited, India ("Progeon"), and wholly owned subsidiaries, Infosys Technologies ( Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies ( Shanghai) Co. Limited ("Infosys China") and Infosys Consulting, Inc., USA ("Infosys Consulting"), is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry.

22.1    Significant accounting policies

22.1.1    Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI"), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. The company's financial year end is Mar 31, 2006 and any interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

22.1.2    Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3.    Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method.On time-and-materials contracts, revenue is recognized as the related services are rendered.Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4    Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5    Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6    Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

22.1.7    Retirement benefits to employees

22.1.7.a    Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

22.1.7.b    Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Untill March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trust.

22.1.7.c    Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10 Forward contracts in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in excess of compen sation charged to profit and loss account are credited to the share premium account.

22.1.12. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.

22.1.13. Investments

Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

22.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 22.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

22.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956

			in Rs. crore
	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005
Salaries and bonus including overseas staff expenses	1,167	815	2,263	1,631
Contribution to provident and other funds	26	24	50	48
Staff welfare	8	6	17	13
Overseas group health insurance	11	10	24	20
Overseas travel expenses	78	68	156	122
Visa charges and others	15	7	24	15
Traveling and conveyance	19	15	35	26
Technical sub-contractors - others	42	32	71	62
Technical sub-contractors - subsidiaries	102	66	193	130
Software packages
For own use	35	34	69	64
For service delivery to clients	5	2	11	6
Professional charges	36	19	65	41
Telephone charges	24	17	43	28
Communication expenses	13	12	23	22
Power and fuel	17	11	32	22
Office maintenance	20	14	38	24
Guest house maintenance*	-	-	-	-
Commission and earnout charges	(2)	9	8	16
Brand building	11	8	25	16
Rent	9	8	18	16
Insurance charges	6	8	11	15
Computer maintenance	5	3	12	7
Printing and stationery	2	2	5	4
Consumables	4	4	8	7
Donations	4	4	8	12
Advertisements	5	4	8	7
Marketing expenses	4	3	7	5
Repairs to building	5	6	8	10
Repairs to plant and machinery	3	3	6	5
Rates and taxes	2	2	4	4
Professional membership and seminar participation fees	3	2	5	3
Postage and courier	1	1	2	2
Provision for post-sales client support and warranties	3	9	(3)	3
Books and periodicals	1	1	3	1
Provision for taxation
Provision for bad and doubtful debts	3	6	-	12
Provision for doubtful loans and advances	-	-	-	-
Commission to non-whole time directors	-	-	1	-
Sales promotion expenses	-	1	1	1
Freight charges	-	-	-	-
Bank charges and commission	-	-	1	1
Auditor's remuneration
Statutory audit fees	-	-	-	-
Certification charges	-	-	-	-
Others	-	-	-	-
Out-of-pocket expenses	-	-	-	-
Research grants	-	-	1	1
Miscellaneous expenses (refer to note 22.2.15)	2	1	2	2
	1,689	1,237	3,255	2,424
*for non-training purposes

The above expenses for the quarter and half year ended March 31, 2006 include Fringe Benefit Tax (FBT) in India amounting to Rs. 3 crore and Rs.6 crore wherever applicable.

22.2.2  Capital commitments and contingent liabilities

		in Rs. crore
	As at March 31,
	2006	2005
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	509	273
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	20	13
Claims against the company, not acknowledged as debts	14*	16
(Net of Amount Rs. 138 crore paid to statutory authorities)
Forward contracts outstanding
In US$	US $ 100,000,000	US$ 349,000,000
(Equivalent approximate in Rs. crore)	445	1,539
Range barrier options in US $	US $ 210,000,000	-
(Equivalent approximate in Rs. crore)	934	-
Range barrier options in Euro	Euro 3,000,000	-
(Equivalent approximate in Rs. crore)	16	-
Range barrier options in GBP	£3,000,000	-
(Equivalent approximate in Rs. crore)	23	-

* Claims against the Company not acknowledged as debts include demands from the Indian tax authorities for payment of additional tax of Rs. 135 crore (Rs. Nil), including interest of Rs. 33 crore (Rs. Nil), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of"Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

22.2.3.  Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4.  Imports (valued on the cost, insurance and freight basis)

			in Rs. crore
	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005

Capital goods	55	37	95	69
Software packages	-	5	4	6
	55	42	99	75

22.2.5.  Activity in foreign currency

			in Rs. crore
	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005
Earnings in foreign currency (on receipts basis)
Income from software services and products	2,201	1,564	4,524	3,255
Interest received on deposits with banks	2	1	4	1
Expenditure in foreign currency (on payments basis)
Travel expenses	68	56	129	95
Professional charges	16	7	29	16
Technical Sub-Contractors - Subsidiaries	101	62	191	129
Other expenditure incurred overseas for software development	751	521	1,404	1,150
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	1,267	919	2,775	1,866

22.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

				in Rs. crore
	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005

Lease rentals recognized during the period	9	8	18	16

Lease obligations			As at March 31,
			2006	2005
Within one year of the balance sheet date			24	20
Due in a period between one year and five years			100	65
Due after five years			61	24
			185	109
The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Progeon, a subsidiary company, as at March 31, 2006 and 2005 :-
Particulars	Cost	Accumulated depreciation	Net book value
Building	33	5	28
	13	3	10
Plant and machinery	16	7	9
	6	4	2
Computers	2	2	-
	1	1	-
Furniture & Fixtures	11	8	3
	9	7	2
Total	62	22	40
	29	15	14

The aggregate depreciation charged on the above during the quarter and half year ended March 31, 2006 amounted to Rs. 4 crore and Rs. 6 crore (the quarter and half year ended March 31, 2005 amounted to Rs. 1 crore and Rs. 1 crore).

The company has non-cancelable operating leases on equipped premises leased to Progeon. The leases extend for periods between 36 months and 70 months from the date of inception. The lease rentals received are included as a component of Sale of shared services (Refer Note 22.2.7). Lease Rental commitments from Progeon:-

	in Rs. crore
Lease rentals	As at March 31,
	2006	2005

Within one year of the balance sheet date	11	6
Due in a period between one year and five years	17	4
Due after five years	-	-
	28	10

The rental income from Progeon for the quarter and half year ended March 31, 2006 amounted to Rs. 3 crore and Rs. 6 crore respectively (Rs. 2 crore and Rs. 4 crore for the quarter and half year ended March 31, 2005 respectively).

22.2.7.   Related party transactions

List of the related parties:
Name of the related party	Country	Holding, as at March 31,
		2006	2005
Progeon Limited	India	71.74%	99.54%
Infosys Technologies (Australia), Pty Limited	Australia	100%	100%
Infosys Technologies (Shanghai) Co. Limited	China	100%	100%
Infosys Consulting, Inc.	USA	100%	100%
Progeon s. r. o *	Czech Republic	71.74%	99.54%

* Progeon s.r.o is a wholly owned subsidiary of Progeon Limited.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.2.6, for the quarter and half year ended March 31, 2006 and 2005 are as follows:-

in Rs. crore
Particulars	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005

Capital transactions:

Financing transactions
Progeon (Including Progeon s.r.o)	-	-	-	-
Infosys Australia	-	-	-	-
Infosys China	-	-	-	-
Infosys Consulting	9	-	9	23

Loans
Infosys China	5	-	14	-

Revenue transactions:
Purchase of services
Progeon (Including Progeon s.r.o)	2	1	3	2
Infosys Australia	63	53	121	112
Infosys China	4	2	7	3
Infosys Consulting	34	10	64	13

Purchase of shared services including facilities and personnel
Progeon (Including Progeon s.r.o)	-	-	-	-
Infosys Australia	-	-	-	-
Infosys China	-	-	-	-
Infosys Consulting	-	-	-	-

Sale of services
Progeon (Including Progeon s.r.o)	1	-	11	-
Infosys Australia	-	-	1	-
Infosys China	1	-	1	-
Infosys Consulting	1	-	2	1

Sale of shared services including facilities and personnel
Progeon (Including Progeon s.r.o)	3	3	6	7
Infosys Australia	-	-	-	-
Infosys China	-	-	-	-
Infosys Consulting	2	-	4	-

Details of amounts due to or due from and maximum dues from subsidiaries for the period ended March 31, 2006 and 2005:

in Rs. crore
Particulars	As at March 31,
	2006	2005

Sundry Debtors
Progeon (Including Progeon s.r.o)	-	-
Infosys Australia	-	-
Infosys China	-	-
Infosys Consulting	-	-

Sundry Creditors
Progeon (Including Progeon s.r.o)	-	-
Infosys Australia	-	-
Infosys China	-	1
Infosys Consulting	-	-

Loans and advances
Progeon (Including Progeon s.r.o)	-	-
Infosys Australia	-	-
Infosys China	20	2
Infosys Consulting	-	-
Maximum balances of loans and advances
Progeon (Including Progeon s.r.o)	3	-
Infosys Australia	28	-
Infosys China	20	3
Infosys Consulting	-	1

During the quarter and half year ended March 31, 2006, an amount of Rs. 4 crore and Rs. 6 crore respectively (for the quarter and half year ended March 31, 2005 Rs. 4 crore and Rs. 7 crore respectively) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.8.  Transactions with key management personnel

Key Management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended March 31, 2006 and 2005 have been detailed in Schedule 22.3 since the amounts are less than a crore.

22.2.9.  Research and development expenditure

in Rs. crore
	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005

Capital	-	-	-	-
Revenue	25	25	51	44
	25	25	51	44

22.2.10.  Dues to small-scale industrial undertakings

As at March 31, 2006 and March 31, 2005, the company has no outstanding dues to small-scale industrial undertaking.

22.2.11.  Stock option plans

The company currently has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005
Options outstanding, beginning of period	24,47,664	33,20,447	27,46,732	37,02,050
Granted	-	-	-	-
Less: exercised	(1,38,324)	(2,14,153)	(4,11,972)	(5,02,032)
forfeited	(36,100)	(52,004)	(61,520)	(1,45,728)
Options outstanding, end of period	22,73,240	30,54,290	22,73,240	30,54,290

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005

Options outstanding, beginning of period	1,05,00,595	1,50,61,470	1,21,24,188	1,65,78,897
Granted	-	-	-	-
Less: exercised	(891,493)	(9,00,092)	(2,483,496)	(2,207,847)
forfeited	(19,565)	(1,06,441)	(51,155)	(3,16,113)
Options outstanding, end of period	95,89,537	1,40,54,937	95,89,537	1,40,54,937

The aggregate options considered for dilution are set out in note 22.2.20

22.2.12.  Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys' operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone ("SEZ"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the year is net of the write-back.

22.2.13  Cash and bank balances

Details of balances as on balance sheet dates and the maximum balances during the period/ year with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at March 31,
	2006	2005
In current accounts
ABN Amro Bank , Taipei, Taiwan	1	-
Bank of America, Palo Alto, USA	229	125
Bank of China, Beijing, China	-	-
Citibank NA, Melbourne, Australia	39	3
Citibank NA, Singapore	-	-
Citibank NA, Tokyo, Japan	1	2
Citibank NA, Sharjah, UAE	-	-
Deutsche Bank, Brussels, Belgium	8	1
Deutsche Bank, Frankfurt, Germany	21	6
Deutsche Bank, Amsterdam, Netherlands	4	-
Deutsche Bank, Paris, France	1	1
Deutsche Bank, Zurich, Switzerland	6	4
HSBC Bank PLC, Croydon, UK	60	5
ICICI Bank UK Ltd., London, UK	-	30
ICICI Bank - Toronto, Canada	-	2
Nordbanken, Stockholm, Sweden	-	-
Royal Bank of Canada, Toronto, Canada	4	11
UFJ Bank, Tokyo, Japan	-	-
Svenska Handels Bank, Stockholm, Sweden	1	-
	375	190

in Rs. crore

Maximum balance with non-scheduled banks during the	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005
In current accounts
ABN Amro Bank, Taipei, Taiwan	2	-	2	-
Bank of America, Palo Alto, USA	318	221	391	221
Bank of China, Beijing China	-	-	-	-
Bank of Melbourne, Melbourne, Australia	-	-	-	-
Citibank NA, Melbourne, Australia	39	73	39	75
Citibank NA, Hong Kong	-	-	-	-
Citibank NA, Singapore	-	-	-	-
Citibank NA, Sydney, Australia	-	-	-	-
Citibank NA, Tokyo, Japan	8	10	9	10
Citibank NA, Sharjah, UAE	-	-	-	-
Deutsche Bank, Brussels, Belgium	23	19	23	33
Deutsche Bank, Frankfurt, Germany	30	37	35	48
Deutsche Bank, Amsterdam, Netherlands	8	-	8	1
Deutsche Bank, Paris, France	6	3	6	4
Deutsche Bank, Zurich, Switzerland	11	6	12	6
HSBC Bank PLC, Croydon, UK	60	26	91	33
ICICI Bank, Uk Limited, London, UK	9	29	17	29
ICICI Bank - Toronto, Canada	-	2	8	2
Merrill Lynch Esop A/c	-	16	-	29
Nordbanken, Stockholm, Sweden	-	-	-	-
Nova Scotia Bank, Toronto, Canada	-	-	-	1
Royal Bank of Canada, Toronto, Canada	15	16	16	16
Svenska Handels Bank, Stockholm, Sweden	1	1	2	2
UFJ Bank, Tokyo, Japan	1	-	1	-

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 25 crore for the year ended March 31, 2006 (Rs.10 crore for the year ended March 31, 2005)

22.2.14  Loans and advances

"Advances" mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions:-

in Rs. crore
	As at March 31,
	2006	2005
Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited ("HDFC")	500	202
Life Insurance Corporation of India	80	66
	580	268
Interest accrued but not due (included above)	-	2

Maximum balance held as deposits with financial institutions and body corporate:
				in Rs. crore
	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005
Deposits with financial institutions:
Housing Development Finance Corporation Limited ("HDFC")	503	202	503	202
Life Insurance Corporation of India ("LIC")	80	66	80	66

Deposit with body corporate:
GE Capital Services India Limited	227	-	227	-

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.15.   Fixed assets

Profit / (loss) on disposal of fixed assets

in Rs. crore
	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005

Profit on disposal of fixed assets, included in miscellaneous income	-	-	-	-
(Loss) on disposal of fixed assets, included in miscellaneous expenses	-	(1)	-	(1)
Profit / (loss) on disposal of fixed assets, net	-	(1)	-	(1)

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005

Charged during the period	39	25	56	36

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2006.

22.2.16  Details of Investments

in Rs. crore
	As at March 31,
	2006		2005
Long- term investments
CiDRA Corporation, USA
14,124 (12,752) Series D convertible preferred stock at US$ 90 each, fully paid, par value US$ 0.01 each	5	*	5	*
72,539 (72,539) Class A common stock, par value US$ 0.001 each	-		-
2,139 (2,139) Non voting redeemable preferred stock, par value US$ 0.01 each	-		-
CyVera Corporation, USA
Nil (25,641) , Series A preferred stock par value US$0.001	-		-
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-		-
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-		-
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	9	*	9	*
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	-		-
684 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2		2
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	-		-
Software Services Support Education Center Limited
Nil (1) equity share of Rs. 10 each, fully paid, par value Rs. 10	-		-
Illumina Inc.
758 (nil) common stock at USD 0.01 per share	-		-
The Saraswat Co-operative Bank Limited, India
Nil (1,035) equity shares of Rs. 10 each, fully paid, par value Rs. 10	-		-
	16		16
Less: Provision for investment	14		14
	2		2
* Investments that are provided for in whole

Current investments - Liquid Mutual Funds, India

n Rs. crore
	Number of units as at March 31,		Amount as at March 31,
	2006	2005	2006	2005
ABN Amro Cash Fund	-	-	-	-
Birla Cash Plus Institutional Premium Fund	9,94,77,727	9,24,76,122	100	100
CanLiquid Institutional Fund	5,97,28,831	-	60	-
Chola Liquid Fund Institutional Plus	4,63,08,937	-	54	-
Deutsche Bank Insta-Cash Plus Fund	-	4,99,57,408	-	50
DSP Merrill Lynch Liquidity Fund	-	6,05,17,461	-	75
Grindlays Cash Fund - Super Institutional Plan C	-	7,07,47,373	-	75
HDFC Liquid Fund - Premium Plus	-	8,36,11,057	-	100
HSBC Cash Fund - Institutional Plus	-	7,48,98,088	-	75
ING Vysya Liquid Fund - Super Institutional	7,88,74,225	-	79
JM High Liquidity Fund	-	7,69,31,305	-	77
Kotak Mahindra Liquid Fund- Institutional Premium	-	8,97,41,740	-	90
Principal Cash Management Fund	-	5,49,75,911	-	55
Prudential ICICI Liquid Plan - Institutional Plus	-	8,37,14,699	-	100
Reliance Liquid Fund Treasury Plan - Institutional Option	-	5,30,22,669	-	86
SBI Magnum Institutional Income - Savings	-	2,38,20,119	-	25
Sundaram Money Fund - Institutional	2,96,83,287	-	30	-
Templeton India Treasury Management Account	-	9,49,782	-	95
UTI Liquid Cash Plan - Institutional	14,77,424	4,94,901	150	50
TLSM Tata Liquid Super High Inv Fund	13,31,587	6,24,358	150	70
LICMF Liquid Fund - Dividend Plan	5,54,51,349	4,15,28,325	61	45
			684	1,168

At cost			624	733
At fair value			60	435
			684	1,168

Details of investments in and disposal of securities during the quarter and half year ended March 31, 2006 and 2005:-

in Rs. crore
	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005
Investment in securities
Subsidiaries	9	-	9	23
Long-term investments	-	-	-	-
Liquid Mutual funds	-	151	191	241
	9	151	200	264
Redemption / Disposal of Investment in securities
Subsidiaries	-	-	-	-
Long-term investments	-	-	-	-
Liquid Mutual funds	1,443	-	1,763	-
	1,443	-	1,763	-
Net movement in investments	(1,434)	151	(1,563)	264

Investment purchased and sold during the half year ended March 31, 2006:-

in Rs. crore
Name of the fund	Face value Rs /-	Units	Cost

ABN Amro Cash Fund	10	14,959,161	15
RLF - Treasury Plan - Institutional Option	10	118,231,753	121

Particulars of investments made during the quarter and half year ended March 31, 2006 and 2005:-

in Rs. crore
Particulars of investee companies	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005
Infosys Consulting Inc., USA	9	-	9	23
	9	-	9	23

Conversion of Cumulative Preference shares in Progeon

Progeon had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs 9 crore to Rs 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. As of March 31, 2006, Infosys' equity holding in Progeon was 71.74%.

22.2.17. Segment reporting

The company's operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended March 31, 2006 and 2005:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	884	373	386	264	586	2,493
	636	270	356	181	457	1,900
Identifiable operating expenses	401	165	152	108	249	1,075
	264	114	147	78	177	780
Allocated expenses	218	92	95	65	144	614
	153	65	85	43	110	456
Segmental operating income	265	116	139	91	193	804
	219	91	124	60	170	664
Unallocable expenses						134
						93
Operating income						670
						571
Other income (expense), net						71
						32
Net profit before taxes						741
						603
Income taxes						77
						89
Net profit after taxes						664
						514

Half year ended March 31, 2006 and 2005:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,732	722	748	521	1,168	4,891
	1,261	536	674	357	871	3,699
Identifiable operating expenses	763	319	296	211	484	2,073
	517	229	294	149	344	1,533
Allocated expenses	420	174	180	126	282	1,182
	304	129	162	86	210	891
Segmental operating income	549	229	272	184	402	1,636
	440	178	218	122	317	1,275
Unallocable expenses						243
						162
Operating income						1,393
						1,113
Other income (expense), net						70
						79
Net profit before taxes						1,463
						1,192
Income taxes						157
						182
Net profit after taxes						1,306
						1,010

Geographic Segments

Quarter ended March 31, 2006 and 2005:-

	North America	Europe	India	Rest of the World	Total
Revenues	1,641	622	47	183	2,493
	1,230	439	40	191	1,900
Identifiable operating expenses	707	245	16	107	1,075
	512	162	12	94	780
Allocated expenses	404	154	11	45	614
	296	105	9	46	456
Segmental operating income	530	223	20	31	804
	422	172	19	51	664
Unallocable expenses					134
					93
Operating income					670
					571
Other income (expense), net					71
					32
Net profit before taxes					741
					603
Income taxes					77
					89
Net profit after taxes					664
					514

Half year ended March 31, 2006 and 2005:-

	North America	Europe	India	Rest of the World	Total
Revenues	3,218	1,212	82	379	4,891
	2,436	838	80	345	3,699
Identifiable operating expenses	1,370	468	34	201	2,073
	998	319	23	193	1,533
Allocated expenses	778	294	19	91	1,182
	587	202	19	83	891
Segmental operating income	1,070	450	29	87	1,636
	851	317	38	69	1,275
Unallocable expenses					243
					162
Operating income					1,393
					1,113
Other income (expense), net					70
					79
Net profit before taxes					1,463
					1,192
Income taxes					157
					182
Net profit after taxes					1,306
					1,010

22.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2006 the company has provided for doubtful debts of Rs. 2 crore (Rs 8 crore as at March 31, 2005 ) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.19. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:					in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended March 31,		Half year ended March 31,
		2006	2005	2006	2005
Interim dividend for fiscal 2005	2,12,44,988	-	-	-	11
Final dividend for fiscal 2005	3,77,66,327	-	-	-	-
Interim dividend for fiscal 2006	3,80,51,211	-	-	25	-

22.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

	Quarter ended March 31,		Half year ended March 31,
	2006	2005	2006	2005
Number of shares considered as basic weighted average shares outstanding	27,51,09,907	27,00,94,432	27,44,40,691	26,94,34,087
Add: Effect of dilutive issues of shares/stock options	72,07,386	83,01,987	75,32,420	83,42,941
Number of shares considered as weighted average shares and potential shares outstanding	28,23,17,293	27,83,96,419	28,19,73,111	27,77,77,028

22.2.21 Cash flow statement

22.2.21.a

The balance of cash and cash equivalents includes Rs. 3 crore as at March 31, 2006 (Rs. 3 crore as at March 31, 2005 ) set aside for payment of dividends.

22.2.21.b

During the year ended March 31, 2005, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Consequently, the share capital of the company stands increased by Rs. 100 crore. The bonus shares were issued by capitalisation of general reserves.

22.2.21.c

Deposits with financial institutions and body corporate as at March 31, 2006 include an amount of Rs. 80 crore (Rs. 66 crore as at March 31, 2005) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items			in Rs. crore
Schedule	Description	As at
		March 31, 2006	March 31, 2005

3	Fixed assets
	Additions
	Vehicles	0.75	0.35
	Deductions/retirements
	Land - free-hold	0.01	-
	Vehicles	-	0.09
	Buildings	0.80	0.34
	Depreciation & Amortization
	Vehicles	0.19	0.10

8	Unsecured, considered doubtful
	Loans and advances to employees	0.44	0.23
	Provision for doubtful loans and advances to employees	0.44	0.23

22.2.6	Computers on operating lease to Progeon
	- Net Book Value	0.17	0.05

22.2.7	Related party transactions
	Maximum balances of loans and advances
	- Progeon (Including Progeon s.r.o)	3.00	0.45

22.2.13	Balances with non-scheduled banks
	- ABN Amro Bank , Taipei, Taiwan	0.94	0.02
	- Bank of China, Beijing, China	0.02	0.02
	- Citibank NA, Singapore	0.19	0.35
	- Citibank NA, Sharjah, UAE	0.04	0.03
	- Deutsche Bank, Amsterdam, Netherlands	3.45	0.15
	- Nordbanken, Stockholm, Sweden	0.09	0.12
	- Svenska Handels Bank, Stockholm, Sweden	0.51	0.35
	- Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	0.09	0.32

22.2.14	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions and Body Corporates	0.10	1.54

22.2.16	Long- term investments
	Onmobile (common stock)	0.19	0.19
	Onmobile (Series A - voting)	0.19	0.19

Profit & Loss Items

in Rs. crore
Schedule	Description	Quarter ended March 31,		Half year ended March 31,
		2006	2005	2006	2005

Profit & Loss account

12	Selling & Marketing expenses
	Contribution to Provident and other funds	0.27	0.36	0.59	0.89
	Staff welfare	0.56	0.17	1.05	0.25
	Communication expenses	0.12	0.01	0.32	0.03
	Printing and Stationary	0.37	0.47	0.65	0.74
	Office maintenance	0.05	0.09	0.08	0.14
	Sales Promotion Expenses	0.47	0.36	0.79	0.63
	Consumables	0.06	0.02	0.12	0.05
	Software packages for own use	0.14	0.15	0.14	0.15
	Insurance charges	-	0.01	0.02	0.12

13	General and Administration expenses
	Provision for doubtful loans and advances	0.05	-0.05	0.31	-0.01
	Commission to non whole-time directors	0.44	0.08	0.77	0.46
	Frieght Charges	0.24	0.15	0.39	0.35
	Bank Charges and Commission	0.25	0.24	0.53	0.52
	Research Grants	0.30	0.41	0.65	0.65
	Auditor's remuneration
	statutory audit fees	0.10	0.09	0.25	0.18
	Certification charges	0.03	0.03	0.03	0.03
	Others	-	-	-	0.07
	Out of Pocket Expenses	0.01	-	0.02	0.01

	Provision for Investments	-0.6	0.23	-0.87	-0.16

in Rs. crore
Schedule	Description	Quarter ended March 31,		Half year ended March 31,
		2006	2005	2006	2005

22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.05	-0.05	0.31	-0.01
	Commission to non whole-time directors	0.44	0.08	0.77	0.46
	Sales Promotion Expenses	0.47	0.36	0.79	0.63
	Frieght Charges	0.24	0.15	0.39	0.35
	Bank Charges and Commission	0.25	0.24	0.53	0.52
	Research Grants	0.30	0.41	0.65	0.65
	Auditor's remuneration
	statutory audit fees	0.10	0.09	0.25	0.18
	Certification charges	0.03	0.03	0.03	0.03
	Others	-	-	-	0.07
	Out of Pocket Expenses	0.01	-	0.02	0.01

22.2.4	Imports (valued on the cost, insurance and frieght basis)
	Software Packages	0.21	5.33	4.27	6.59

22.2.7	Related party transactions
	Revenue transactions:
	Sale of services - Progeon (including Progeon s.r.o)	1.00	0.02	11.00	0.06
	Sale of services - Infosys Consulting	0.77	0.34	1.32	1.18

22.2.9	Research and Development Expenditure - Capital	-	-	0.16	-

22.2.13	Maximum Balance with non-scheduled banks
	- ABN Amro Bank, Taiwan	1.61	0.03	1.61	0.04
	- Bank of China, Beijing China	0.03	0.10	0.04	0.10
	- Citibank NA, Hongkong	0.26	0.35	0.47	0.35
	- Citibank NA, Singapore	0.22	0.40	0.25	0.43
	- Citibank NA, Sharjah, UAE	0.13	0.19	0.16	0.19
	- Duetsche Bank Netherlands	7.89	0.49	7.89	0.75
	- Nordbanken, Stockholm, Sweden	0.14	0.19	0.14	0.19
	- Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	0.85	0.46	0.85	0.46

22.2.15	Profit / (loss) on disposal of fixed assets
	Profit on disposal of fixed assets, included in miscellaneous income	0.24	0.19	0.35	0.20
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	-0.17	-0.88	-0.42	-0.89
	Profit / (loss) on disposal of fixed assets, net	0.07	-0.69	-0.07	-0.69

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Quarter ended March 31,		Half year ended March 31,
		2006	2005	2006	2005

Cash flow	(Profit)/ loss on sale of fixed assets	0.07	-0.19	(0.07)	(0.20)
statement	Provision for Investments	(0.60)	0.23	(0.87)	(0.16)

Transactions with key management personnel

Key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended March 31, 2006 and 2005:

				in Rs. crore
Name	Salary	Contributions	Perquisites	Total
		to provident and other funds	and incentives	Remuneration
Chairman and Chief Mentor
N R Narayana Murthy	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.06	0.02	0.11	0.19
	0.06	0.02	0.10	0.18
Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.06	0.02	0.11	0.19
	0.06	0.02	0.10	0.18
Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.06	0.02	0.11	0.19
	0.06	0.02	0.10	0.18
Whole-time Directors
K Dinesh	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.06	0.02	0.11	0.19
	0.06	0.02	0.10	0.18
S D Shibulal
	0.03	0.01	0.09	0.13
	0.20	-	0.07	0.27
	0.26	0.01	0.16	0.43
	0.41	-	0.21	0.62
Chief Financial officer
T V Mohandas Pai	0.05	0.02	0.12	0.19
	0.04	0.01	0.10	0.15
	0.10	0.04	0.24	0.38
	0.08	0.02	0.24	0.34
Srinath Batni
	0.04	0.02	0.11	0.17
	0.04	0.01	0.09	0.14
	0.08	0.04	0.22	0.34
	0.08	0.02	0.21	0.31
Other Senior Management Personnel
Company Secretary
V Balakrishnan	0.03	0.01	0.08	0.12
	0.03	0.01	0.09	0.13
	0.06	0.02	0.17	0.25
	0.06	0.02	0.21	0.29

Particulars of remuneration and other benefits provided to key management personnel during the quarter and half year ended March 31, 2006 and 2005:
				in Rs. crore
Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.06	-	-	0.06
	0.04	-	-	0.04
	0.11	-	-	0.11
	0.09	-	-	0.09

Marti G Subrahmanyam	0.06	-	0.03	0.09
	0.01	-	-	0.01
	0.10	-	0.05	0.15
	0.06	0.01	0.01	0.08

Philip Yeo	-	-	-	-
	(0.03)	-	-	(0.03)
	-	-	-	-
	0.02	-	-	0.02

David L Boyles	0.06	-	-	0.06
	-	-	-	-
	0.09	-	-	0.09
	-	-	-	-

Omkar Goswami	0.06	-	-	0.06
	0.01	-	-	0.01
	0.10	-	-	0.10
	0.06	-	-	0.06

Larry Pressler	0.05	-	-	0.05
	-	-	-	-
	0.09	-	-	0.09
	0.05	-	-	0.05

Rama Bijapurkar	0.05	-	-	0.05
	0.02	-	-	0.02
	0.09	-	-	0.09
	0.07	-	-	0.07

Claude Smadja	0.04	-	0.03	0.07
	0.01	-	0.03	0.04
	0.08	-	0.03	0.11
	0.06	-	0.06	0.12

Sridar A Iyengar	0.06	-	-	0.06
	0.01	-	0.04	0.05
	0.10	-	-	0.10
	0.06	-	0.06	0.12

AUDITORS' REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at March 31, 2006, the Profit and Loss Account and Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order, 2004, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a)   we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)   in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c)    the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)   in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;

(e)   on the basis of written representations received from the directors, as on March 31, 2006, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2006 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956;

(f)   in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)   in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2006;
(ii)  in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and
(iii)  in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
April 14, 2006

INFOSYS TECHNOLOGIES LIMITED
			in Rs. crore
Balance Sheet as at	Schedule	March 31, 2006	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	138	135
Reserves and surplus	2	6,759	5,107
		6,897	5,242
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		2,837	2,183
Less: Accumulated depreciation		1,275	1,006
Net book value		1,562	1,177
Add: Capital work-in-progress		571	318
		2,133	1,495
INVESTMENTS	4	876	1,329
DEFERRED TAX ASSETS	5	56	34
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	1,518	1,253
Cash and bank balances	7	3,279	1,481
Loans and advances	8	1,252	996
		6,049	3,730
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	808	579
Provisions	10	1,409	767
NET CURRENT ASSETS		3,832	2,384
		6,897	5,242

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the consolidated balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

1

INFOSYS TECHNOLOGIES LIMITED
		in Rs. crore, except per share data
Profit and Loss Account for the		Year ended March 31,
	Schedule	2006	2005

Income from software services and products		9,028	6,860
Software development expenses	11	4,887	3,655
GROSS PROFIT		4,141	3,205

Selling and marketing expenses	12	499	392
General and administration expenses	13	653	488
		1,152	880

OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		2,989	2,325
Interest		-	-
Depreciation		409	268
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		2,580	2,057

Other income, net	14	144	127
Provision for investments		-	-
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		2,724	2,184
Provision for taxation	15	303	325
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM		2,421	1,859
Income from sale of investment in Yantra Corporation (net of taxes)		-	45
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		2,421	1,904

Balance Brought Forward		1,428	71
Less: Residual dividend paid		-	3
Additional dividend tax		-	2
		1,428	66

AMOUNT AVAILABLE FOR APPROPRIATION		3,849	1,970
Dividend
Interim		177	134
Final		234	176
Silver Jubilee special dividend		827	-
Total dividend		1,238	310
Dividend tax		174	42
Amount transferred to general reserve		242	190
Balance in profit and loss account		2,195	1,428
		3,849	1,970
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional items
Basic		88.67	69.26
Diluted		86.20	67.46
After exceptional items
Basic		88.67	70.95
Diluted		86.20	69.10
Number of shares used in computing earnings per share
Basic		27,29,94,511	26,84,20,167
Diluted		28,08,28,310	27,55,83,544

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

* refer to note 22.2.20

The schedules referred to above are an integral part of the consolidated profit and loss account.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

2

INFOSYS TECHNOLOGIES LIMITED
			in Rs. crore
Cash Flow Statement for the		Year ended March 31,
	Schedule	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional item		2,724	2,184
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	1
Depreciation and amortization		409	268
Interest and dividend income		(203)	(109)
Provision for investments		-	-
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(7)	(4)

Changes in current assets and liabilities
Sundry debtors		(265)	(621)
Loans and advances	16	(94)	(110)
Current liabilities and provisions	17	221	33
Income taxes paid	18	(548)	(283)
NET CASH GENERATED BY OPERATING ACTIVITIES		2,237	1,359

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(1,048)	(794)
Proceeds on disposal of fixed assets		-	1
Investment in subsidiaries (refer to note 22.2.16)		(31)	(63)
Investments in securities	20	484	(238)
Interest and dividend income		203	109
Cash flow from investing activities before exceptional items		(392)	(985)
Income from sale of investment in Yantra Corporation		-	49
Less: Tax on the above		-	4
Net income from sale of Investment in Yantra Corporation		-	45
NET CASH USED IN INVESTING ACTIVITIES		(392)	(940)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		647	441
Dividends paid during the year		(353)	(903)
Dividend Tax paid during the year		(50)	(118)

NET CASH USED IN FINANCING ACTIVITIES		244	(580)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		7	4
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		2,096	(157)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,683	1,840
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	21	3,779	1,683

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the cash flow statement.

The schedules referred to above are an integral part of the consolidated profit and loss account.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

3

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		March 31, 2006	March 31, 2005
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	30,00,00,000 (30,00,00,000) equity shares	150	150

	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	138	135
	27,55,54,980 (27,05,70,549) equity shares fully paid up
	[Of the above, 25,84,92,302 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

		138	135

	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.11
	* also refer to note 22.2.20 for details of basic and diluted shares

2	RESERVES AND SURPLUS

	Capital reserve	6	6

	Share premium account - As at April 1,	900	461
	Add: Receipts on exercise of employee stock options	571	439
	Income tax benefit arising from exercise of stock options	72	-
		1,543	900

	General reserve - As at April 1,	2,773	2,683
	Less: Capitalized on issue of bonus shares	-	100
	Add: Transferred from the Profit and Loss Account	242	190
		3,015	2,773

	Balance in Profit and Loss Account	2,195	1,428

		6,759	5,107

4

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet
								in Rs. crore except as otherwise stated
3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at April 1, 2005	Additions during the year	Deductions/ Retirement	As at March 31, 2006	As at April 1, 2005	For the year	Deductions/ Retirement	As at March 31, 2006	As at March 31, 2006	As at March 31, 2005

	Land : free-hold *	30	4	-	34	-	-	-	-	34	30
	leasehold	90	18	4	104	-	-	-	-	104	90
	Buildings*	731	292	1	1,022	119	60	-	179	843	612
	Plant and machinery* ^	389	177	7	559	216	96	7	305	254	173
	Computer equipment* ^	574	199	73	700	427	162	73	516	184	147
	Furniture and fixtures* ^	326	109	18	417	202	91	18	275	142	124
	Vehicles	1	-	-	1	-	-	-	-	1	1
	Intangible assets ^
	Intellectual property rights	42	-	42	-	42	-	42	-	-	-
		2,183	799	145	2,837	1,006	409	140	1,275	1,562	1,177
	Previous year	1,570	687	74	2,183	803	268	66	1,006	1,177

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

* includes certain assets provided on operating lease to Progeon Limited, a subsidiary. Please refer to note 22.2.6 for details
^ Amount includes the retiral of assets that are not in active use, with original cost of Rs. 121 crore and accumulated depreciation of Rs. 121 crore

INFOSYS TECHNOLOGIES LIMITED
			in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2006	March 31, 2005

4	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments
	In subsidiaries
	Progeon Limited, India
	2,44,99,993 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	25	25
	Infosys Technologies ( Shanghai) Co. Limited, China	23	23
	Infosys Technologies ( Australia) Pty Limited, Australia
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	1,70,00,000 (1,00,00,000) common stock of US $1.00 par value, fully paid	76	45
		190	159
	In other investments*	16	16
	Less: Provision for investments	14	14
		2	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual fund units *	684	1,168
		876	1,329
	Aggregate amount of unquoted investments	876	1,329
	* refer to note 22.2.16 for details of investments

5	DEFERRED TAX ASSETS
	Fixed assets	54	31
	Sundry debtors	2	3
		56	34

6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	8	11

	Other debts
	Unsecured
	considered good (including dues from subsidiary companies)*	1,518	1,253
	considered doubtful	2	8
		1,528	1,272
	Less: Provision for doubtful debts	10	19
		1,518	1,253
	* For details of dues from subsidiary companies, refer to note 22.2.7
	Includes dues from companies where directors are interested	2	-

7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks in Indian Rupees
	In current accounts *	169	78
	In deposit accounts	2,735	1,213
	Balances with non-scheduled banks in foreign currency **
	In current accounts	375	190
		3,279	1,481
	*includes balance in unclaimed dividend account	3	3
	**refer to note 22.2.13 for details of balances in non-scheduled banks

8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 22.2.7)	14	-
	Advances
	prepaid expenses	27	33
	for supply of goods and rendering of services *	9	2
	others	14	11
		64	46
	Unbilled revenues	203	139
	Advance income tax	267	403
	Loans and advances to employees **
	housing and other loans	49	58
	salary advances	61	41
	Electricity and other deposits	16	16
	Rental deposits	12	14
	Deposits with financial institution and body corporate	580	268
	Mark to Market on options/forward contracts	-	11
		1,252	996
	Unsecured, considered doubtful
	Loans and advances to employees	-	-
		1,252	996
	Less: Provision for doubtful loans and advances to employees	-	-
		1,252	996
	* includes advances to subsidiary company, refer to note 22.2.7	6	2
	** includes dues by non-director officers of the company	-	-
	Maximum amounts due by non-director officers at any time during the year	-	-

9	CURRENT LIABILITIES

	Sundry creditors
	goods and services *	6	1
	accrued salaries and benefits
	salaries	6	11
	bonus and incentives	233	182
	unavailed leave	80	61
	for other liabilities
	provision for expenses	166	118
	retention monies	13	15
	withholding and other taxes payable	82	52
	for purchase of intellectual property rights	19	19
	Mark to Market on options/forward contracts	2	-
	others	3	5
		610	464
	Advances received from clients	7	29
	Unearned revenue	188	83
	Unclaimed dividend	3	3
		808	579
	* Of which, dues to subsidiary companies, refer to note 22.2.7	6	1

10	PROVISIONS
	Proposed dividend	1,061	176
	Provision for
	tax on dividend	149	25
	income taxes *	187	546
	post-sales client support and warranties	12	20
		1,409	767
	* refer to note 22.2.12

5

INFOSYS TECHNOLOGIES LIMITED
			in Rs. crore
Schedules to Profit and Loss Account for the
		Year ended March 31,
		2006	2005
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	3,687	2,723
	Overseas group health insurance	45	34
	Contribution to provident and other funds	86	78
	Staff welfare	28	20
	Technical sub-contractors - subsidiaries	367	252
	Technical sub-contractors - others	125	100
	Overseas travel expenses	232	195
	Visa charges and others	65	29
	Software packages
	for own use	134	111
	for service delivery to clients	29	15
	Communication expenses	48	42
	Computer maintenance	19	14
	Consumables	16	13
	Rent	12	7
	Provision for post-sales client support and warranties	(6)	22
		4,887	3,655
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	286	224
	Overseas group health insurance	4	3
	Contribution to provident and other funds	1	2
	Staff welfare	1	-
	Overseas travel expenses	59	43
	Visa charges and others	9	7
	Traveling and conveyance	3	8
	Commission and earnout charges	26	25
	Brand building	46	34
	Professional charges	26	17
	Rent	13	10
	Marketing expenses	12	11
	Telephone charges	6	5
	Communication expenses	1	-
	Printing and stationery	2	1
	Advertisements	2	1
	Office maintenance	-	-
	Sales promotion expenses	1	1
	Consumables	-	-
	Software packages
	for own use	-	-
	Computer maintenance	-	-
	Power and fuel	-	-
	Insurance charges	-	-
	Rates and taxes	-	-
	Bank charges and commission	-	-
	Miscellaneous expenses	1	-
		499	392

13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	125	90
	Overseas group health insurance	2	1
	Contribution to provident and other funds	8	7
	Professional charges	94	56
	Telephone charges	76	46
	Power and fuel	62	40
	Traveling and conveyance	63	38
	Overseas travel expenses	11	7
	Visa charges and others	3	2
	Office maintenance	66	43
	Guest house maintenance*	1	-
	Insurance charges	22	29
	Printing and stationery	9	7
	Donations	17	21
	Rent	9	16
	Advertisements	13	11
	Repairs to building	16	14
	Repairs to plant and machinery	11	8
	Rates and taxes	9	8
	Professional membership and seminar participation fees	9	6
	Postage and courier	6	5
	Books and periodicals	5	3
	Provision for bad and doubtful debts	9	24
	Provision for doubtful loans and advances	-	-
	Commission to non-whole time directors	1	1
	Freight charges	1	1
	Bank charges and commission	1	1
	Research grants	1	1
	Auditor's remuneration
	statutory audit fees	-	-
	certification charges	-	-
	others	-	-
	out-of-pocket expenses	-	-
	Miscellaneous expenses (refer to note 22.2.15)	3	2
		653	488
	*For non-training purposes

14	OTHER INCOME
	Interest received on deposits with banks and others*	132	72
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	71	37
	Miscellaneous income (refer to note 22.2.15)	18	9
	Exchange differences	(77)	9
		144	127
	*Tax deducted at source	21	16

15	PROVISION FOR TAXATION
	Income taxes*	325	327
	Deferred taxes	(22)	(2)
		303	325
	* refer to note 22.2.12

6

INFOSYS TECHNOLOGIES LIMITED
			in Rs. crore
Schedules to Cash Flow Statements for the		Year ended March 31,
		2006	2005

16	CHANGE IN LOANS AND ADVANCES

	As per the Balance Sheet *	1,252	996
	Less: Deposits with financial institutions and body corporate,
	included in cash and cash equivalents	(500)	(202)
	Advance income taxes separately considered	(267)	(403)
		485	391
	Less: Opening balance considered	(391)	(281)
		94	110
	* includes loans to subsidiary

17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS

	As per the Balance Sheet	2,217	1,346
	Add/ (Less): Provisions separately considered in
	the cash flow statement
	Income taxes	(187)	(546)
	Dividends	(1,061)	(176)
	Dividend tax	(149)	(25)
		820	599
	Less: Opening balance considered	(599)	(566)
		221	33

18	INCOME TAXES PAID

	Charge as per the Profit and Loss Account	303	325
	Add: Increase in advance income taxes	(136)	53
	Increase/(Decrease) in deferred taxes	22	(2)
	Less: (Increase)/Decrease in income tax provision	359	(93)
		548	283

19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS

	As per Balance Sheet*	795	680
	Less: Opening Capital work-in-progress	(318)	(204)
	Add: Closing Capital work-in-progress	571	318
		1,048	794
* Excludes Rs 4 crore (Rs. 7 crore), towards movement of land from Leasehold land to Freehold land

20	INVESTMENTS IN SECURITIES *

	As per the Balance Sheet	876	1,329
	Add: Provisions made on investments	-	-
		876	1,329
	Less: Investment made in subsidiaries	(31)	(63)
	Opening balance considered	(1,329)	(1,028)
		(484)	238
	* refer to note 22.2.16 for investment and redemptions

21	CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR

	As per the Balance Sheet	3,279	1,481
	Add: Deposits with financial institutions, included herein	500	202
		3,779	1,683

7

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Financial Statements for the year ended March 31, 2006

22  Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Progeon Limited, India ("Progeon"), and wholly owned subsidiaries, Infosys Technologies ( Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies ( Shanghai) Co. Limited ("Infosys China") and Infosys Consulting, Inc., USA ("Infosys Consulting"), is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry.

22. 1 Significant accounting policies

22.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI"), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

22.1.2   Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3  Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method.On time-and-materials contracts, revenue is recognized as the related services are rendered.Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue i s recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4   Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5  Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6    Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

8

22.1.7   Retirement benefits to employees

22.1.7.a    Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

22.1.7.b  Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Untill March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trust.

22.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8 Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9 Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10    Forward contracts in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11  Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12  Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effecte d prior to the approval of the financial statements by the Board of Directors.

22.1.13  Investments

Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14  Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

9

22.2   Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 22.3. All exact amounts are stated with the suffix "/-";. One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

22.2.1  Aggregate expenses

	in Rs. crore
The aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956.

	Year ended March 31,
	2006	2005
Salaries and bonus including overseas staff expenses	4,098	3,037
Overseas group health insurance	51	38
Contribution to provident and other funds	95	87
Staff welfare	29	20
Overseas travel expenses	302	245
Visa charges and others	77	38
Traveling and conveyance	66	46
Technical sub-contractors - others	125	100
Technical sub-contractors - subsidiaries	367	252
Software packages
For own use	134	111
For service delivery to clients	29	15
Professional charges	120	73
Telephone charges	82	51
Communication expenses	49	42
Power and fuel	62	40
Office maintenance	66	43
Guest house maintenance*	1	-
Commission and earnout charges	26	25
Brand building	46	34
Rent	34	33
Insurance charges	22	29
Computer maintenance	19	14
Printing and stationery	11	8
Consumables	16	13
Donations	17	21
Advertisements	15	12
Marketing expenses	12	11
Repairs to building	16	14
Repairs to plant and machinery	11	8
Rates and taxes	9	8
Professional membership and seminar participation fees	9	6
Postage and courier	6	5
Provision for post-sales client support and warranties	(6)	22
Books and periodicals	5	3
Provision for bad and doubtful debts	9	24
Provision for doubtful loans and advances	-	-
Commission to non-whole time directors	1	1
Sales promotion expenses	1	1
Freight charges	1	1
Bank charges and commission	1	1
Auditor's remuneration
Statutory audit fees	-	-
Certification charges	-	-
Others	-	-
Out-of-pocket expenses	-	-
Research grants	1	1
Miscellaneous expenses (refer to note 22.2.15)	4	2
	6,039	4,535
*for non-training purposes

The above expenses for the year ended March 31, 2006 include Fringe Benefit Tax (FBT) in India amounting to Rs. 12 crore, wherever applicable.

10

22.2.2	Capital commitments and contingent liabilities
		in Rs. crore
	As at
	March 31, 2006	March 31, 2005
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	509	273
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	20	13
Claims against the company, not acknowledged as debts	14*	16

(Net of Rs. 138 crore paid to statutory authorities)
Forward contracts and Options outstanding
In US$	US $ 100,000,000	US $ 349,000,000
(Equivalent approximate in Rs. crore)	445	1,539
Range barrier options in USD	US $ 210,000,000	-
(Equivalent approximate in Rs. crore)	934	-
Range barrier options in Euro	Euro 3,000,000	-
(Equivalent approximate in Rs. crore)	16	-
Range barrier options in GBP	£3,000,000	-
(Equivalent approximate in Rs. crore)	23

* Claims against the Company not acknowledged as debts include demands from the Indian tax authorities for payment of additional tax of Rs. 135 crore (Rs. Nil), including interest of Rs. 33 crore (Rs. Nil), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

22.2.3. Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4   Imports (valued on the cost, insurance and freight basis)

	in Rs. crore
	Year ended March 31,
	2006	2005

Capital goods	211	131
Software packages	8	9
	219	140

22.2.5 Activity in foreign currency

		in Rs. crore
	Year ended March 31,
	2006	2005
Earnings in foreign currency (on receipts basis)
Income from software services and products	8,649	6,103
Interest received on deposits with banks	6	2
Expenditure in foreign currency (on payments basis)
Travel expenses	285	204
Professional charges	47	30
Technical Sub-Contractors - Subsidiaries	363	243
Other expenditure incurred overseas for software development	2,632	2,286
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	5,328	3,342

22.2.6     Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

		in Rs. crore
	Year ended March 31,
	2006	2005

Lease rentals recognized during the year	34	34

Lease obligations	As at
	March 31, 2006	March 31, 2005
Within one year of the balance sheet date	24	19
Due in a period between one year and five years	100	65
Due after five years	61	24
	185	108

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have a price escalation clause.

11

Fixed assets provided on operating lease to Progeon, a subsidiary company, as at March 31, 2006 and 2005:-

			in Rs. crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	33	5	28
	13	3	10
Plant and machinery	16	7	9
	6	4	2
Computers	2	2	-
	1	1	-
Furniture & Fixtures	11	8	3
	9	7	2
Total	62	22	40
	29	15	14

The aggregate depreciation charged on the above for the years ended March 31, 2006 amounted to Rs. 7 crore (Rs.3 crore for the year ended March 31, 2005).

The company has non-cancelable operating leases on equipped premises leased to Progeon. The leases extend for periods between 36 months and 70 months from the date of inception. The lease rentals received are included as a component of Sale of shared services (Refer Note 22.2.7). Lease Rental commitments from Progeon:-

		in Rs. crore
Lease rentals	As at
	March 31, 2006	March 31, 2005

Within one year of the balance sheet date	11	6
Due in a period between one year and five years	17	4
Due after five years	-	-
	28	10

The rental income from Progeon for the year ended March 31, 2006 amounted to Rs. 11 crore (Rs. 8 crore for the year ended March 31, 2005).

22.2.7   Related party transactions

List of the related parties:
Name of the related party	Country	Holding, as at
		March 31, 2006	March 31, 2005
Progeon Limited	India	71.74%	99.54%
Infosys Technologies (Australia), Pty Limited	Australia	100%	100%
Infosys Technologies (Shanghai) Co. Limited	China	100%	100%
Infosys Consulting, Inc.	USA	100%	100%
Progeon s. r. o *	Czech Republic	71.74%	99.54%

* Progeon s.r.o is a wholly owned subsidiary of Progeon Limited.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.2.6, for the year ended March 31, 2006 and 2005 are as follows:-

		in Rs. crore
Particulars	Year ended March 31,
	2006	2005
Capital transactions:

Financing transactions
Progeon (Including Progeon s.r.o)	-	-
Infosys Australia	-	-
Infosys China	-	18
Infosys Consulting	31	45

Loans
Infosys China	14	-

Rental deposit repaid
Progeon (Including Progeon s.r.o)	2	-

Revenue transactions:
Purchase of services
Progeon (Including Progeon s.r.o)	3	2
Infosys Australia	239	234
Infosys China	10	3
Infosys Consulting	116	14

Purchase of shared services including facilities and personnel
Progeon (Including Progeon s.r.o)	2	1
Infosys Australia	-	-
Infosys China	-	-
Infosys Consulting	-	-

Sale of services
Progeon (Including Progeon s.r.o)	1	-
Infosys Australia	4	-
Infosys China	2	-
Infosys Consulting	3	1

Sale of shared services including facilities and personnel
Progeon (Including Progeon s.r.o)	14	14
Infosys Australia	-	-
Infosys China	-	-
Infosys Consulting	6	-

12

Details of amounts due to or due from and maximum dues from subsidiaries for the Year ended March 31, 2006 and 2005:

		in Rs. crore
Particulars	As at March 31,
	2006	2005

Sundry Debtors
Progeon (Including Progeon s.r.o)	-	-
Infosys Australia	-	-
Infosys China	-	-
Infosys Consulting	-	-

Sundry Creditors
Progeon (Including Progeon s.r.o)	-	-
Infosys Australia	-	-
Infosys China	-	1
Infosys Consulting	-	-

Loans and advances
Progeon (Including Progeon s.r.o)	-	-
Infosys Australia	-	-
Infosys China	20	2
Infosys Consulting	-	-

Maximum balances of loans and advances
Progeon (Including Progeon s.r.o)	3	-
Infosys Australia	28	-
Infosys China	20	3
Infosys Consulting	-	1

During the Year ended March 31, 2006, an amount of Rs. 13 crore (Rs. 15 crore for the year ended March 31, 2005) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

13

22.2.8   Transactions with key management personnel

Key Management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the Year ended March 31, 2006 and 2005 have been detailed in Schedule 22.3.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is:

	in Rs. crore
Particulars	Year ended March 31,
	2006	2005
Whole-time directors
Salary	2	2
Contributions to provident and other funds	-	-
Perquisites and incentives	2	2
Total remuneration	4	4

Non-Whole-time directors
Commission	1	1
Sitting fees	-	-
Reimbursement of expenses	-	1
Total remuneration	1	2

During the year ended March 31, 2006 and 2005, Progeon has provided for commission of Rs. 0.09 and Rs. 0.03 crore to a non-whole-time director of Infosys.

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:

		in Rs. crore
Particulars	Year ended March 31,
	2006	2005
Net Profit after tax from Ordinary activities	2,421	1,904
Add:
Whole-time directors' remuneration	4	4
Directors' sitting fees	-	-
Commission to non-whole time-directors	1	1
Provision for bad and doubtful debts	9	24
Provision for doubtul loans and advances	-	-
Provision on investments	-	-
Depreciation as per books of accounts	409	268
Provision for taxation	303	325
	3,147	2,526
Less:
Depreciation as envisaged under Section 350 of the Companies Act*	409	268
Profit of a capital nature	-	45
Net profit on which commission is payable	2,738	2,213

Commission payable to non-whole-directors:
Maximum allowed as per the Companies Act, 1956 at 1%	27	22
Maximum approved by the share holders (0.5%)	14	11
Commission approved by the Board	1	1

* The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.

14

22.2.9  Research and development expenditure

		in Rs. crore
	Year ended March 31,
	2006	2005

Capital	-	-
Revenue	102	74
	102	74

22.2.10   Dues to small-scale industrial undertakings

As at March 31, 2006 and March 31, 2005, the company has no outstanding dues to small-scale industrial undertaking.

22.2.11   Stock option plans

The company currently has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2006	2005
Options outstanding, beginning of year	30,54,290	38,71,010
Granted	-	-
Less: exercised	(6,85,702)	(5,85,800)
forfeited	(95,348)	(2,30,920)
Options outstanding, end of year	22,73,240	30,54,290

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2006	2005

Options outstanding, beginning of year	1,40,54,937	1,83,62,120
Granted	-	-
Less: exercised	(42,98,729)	(34,20,525)
forfeited	(1,66,671)	(8,86,658)
Options outstanding, end of year	95,89,537	1,40,54,937

The aggregate options considered for dilution are set out in note 22.2.20

22.2.12  Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys' operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone ("SEZ"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the year is net of the write-back.

22.2.13  Cash and bank balances

Details of balances as on balance sheet dates and the maximum balances during the year with non-scheduled banks:-

		in Rs. crore
Balances with non-scheduled banks	As at March 31
	2006	2005
In current accounts
ABN Amro Bank , Taipei, Taiwan	1	-
Bank of America, Palo Alto, USA	229	125
Bank of China, Beijing, China	-	-
Citibank NA, Melbourne, Australia	39	3
Citibank NA, Singapore	-	-
Citibank NA, Tokyo, Japan	1	2
Citibank NA, Sharjah, UAE	-	-
Deutsche Bank, Brussels, Belgium	8	1
Deutsche Bank, Frankfurt, Germany	21	6
Deutsche Bank, Amsterdam, Netherlands	4	-
Deutsche Bank, Paris, France	1	1
Deutsche Bank, Zurich, Switzerland	6	4
HSBC Bank PLC, Croydon, UK	60	5
ICICI Bank UK Ltd., London, UK	-	30
ICICI Bank - Toronto, Canada	-	2
Nordbanken, Stockholm, Sweden	-	-
Royal Bank of Canada, Toronto, Canada	4	11
UFJ Bank, Tokyo, Japan	-	-
Svenska Handels Bank, Stockholm, Sweden	1	-

	375	190

		in Rs. crore
Maximum balance with non-scheduled banks during the	Year ended March 31,
	2006	2005
In current accounts
ABN Amro Bank, Taipei, Taiwan	2	1
Bank of America, Palo Alto, USA	391	253
Bank of China, Beijing China	-	-
Bank of Melbourne, Melbourne, Australia	-	-
Citibank NA, Melbourne, Australia	54	75
Citibank NA, Hong Kong	-	-
Citibank NA, Singapore	-	-
Citibank NA, Sydney, Australia	-	-
Citibank NA, Tokyo, Japan	36	10
Citibank NA, Sharjah, UAE	-	-
Deutsche Bank, Brussels, Belgium	31	33
Deutsche Bank, Frankfurt, Germany	38	48
Deutsche Bank, Amsterdam, Netherlands	8	1
Deutsche Bank, Paris, France	6	4
Deutsche Bank, Zurich, Switzerland	14	9
HSBC Bank PLC, Croydon, UK	91	47
ICICI Bank UK Ltd., London, UK	35	31
ICICI Bank - Toronto, Canada	11	2
Merrill Lynch ESOP A/C. Fremont, USA	-	29
National Bank of Sharjah, UAE	-	-
Nordbanken, Stockholm, Sweden	-	-
Nova Scotia Bank, Toronto, Canada	-	9
Royal Bank of Canada, Toronto, Canada	16	17
Svenska Handels Bank, Stockholm, Sweden	2	3
UFJ Bank, Tokyo, Japan	28	1

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 25 crore for the year ended March 31, 2006 (Rs.10 crore for the year ended March 31, 2005)

15

22.2.14  Loans and advances

"Advances" mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions:-

		in Rs. crore
	As at March 31,
	2006	2005
Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited ("HDFC")	500	202
Life Insurance Corporation of India	80	66
	580	268
Interest accrued but not due (included above)	-	2

Maximum balance held as deposits with financial institutions and body corporate:
		in Rs. crore
	Year ended March 31,
	2006	2005
Deposits with financial institutions:
Housing Development Finance Corporation Limited ("HDFC")	503	202
Life Insurance Corporation of India ("LIC")	106	66

Deposit with body corporate:
GE Capital Services India Limited	227	-

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.15  Fixed assets
Profit / (loss) on disposal of fixed assets
		in Rs. crore
	Year ended March 31,
	2006	2005

Profit on disposal of fixed assets, included in miscellaneous income	-	-
(Loss) on disposal of fixed assets, included in miscellaneous expenses	-	(1)
Profit / (loss) on disposal of fixed assets, net	-	(1)

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and leasehold improvement and other low value assets
		in Rs. crore
	Year ended March 31,
	2006	2005

Charged during the year	65	40

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2006.

16

22.2.16  Details of Investments

	in Rs. crore
	As at March 31,
	2006		2005
Long- term investments
CiDRA Corporation, USA
14,124 (12,752) Series D convertible preferred stock at US$ 90 each, fully paid, par value US$ 0.01 each	5	*	5	*
72,539 (72,539) Class A common stock, par value US$ 0.001 each	-		-
2,139 (2,139) Non voting redeemable preferred stock, par value US$ 0.01 each	-		-
CyVera Corporation, USA
Nil (25,641) , Series A preferred stock par value US$0.001	-		-
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-		-
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-		-
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	9	*	9	*
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	-		-
684 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2		2
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	-		-
Software Services Support Education Center Limited
Nil (1) equity share of Rs. 10 each, fully paid, par value Rs. 10	-		-
Illumina Inc.
758 (nil) common stock at USD 0.01 per share	-		-
The Saraswat Co-operative Bank Limited, India
Nil (1,035) equity shares of Rs. 10 each, fully paid, par value Rs. 10	-		-
	16		16
Less: Provision for investment	14		14
	2		2

* Investments that are provided for in whole

Current investments - Liquid Mutual Funds, India

				in Rs. crore
	Number of units as at		Amount as at
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Birla Cash Plus Institutional Premium Fund	9,94,77,727	9,24,76,122	100	100
CanLiquid Institutional Fund	5,97,28,831	-	60	-
Chola Liquid Fund Institutional Plus	4,63,08,937	-	54	-
Deutsche Bank Insta-Cash Plus Fund	-	4,99,57,408	-	50
DSP Merrill Lynch Liquidity Fund	-	6,05,17,461	-	75
Grindlays Cash Fund - Super Institutional Plan C	-	7,07,47,373	-	75
HDFC Liquid Fund - Premium Plus	-	8,36,11,057	-	100
HSBC Cash Fund - Institutional Plus	-	7,48,98,088	-	75
ING Vysya Liquid Fund - Super Institutional	7,88,74,225	-	79	-
JM High Liquidity Fund	-	7,69,31,305	-	77
Kotak Mahindra Liquid Fund- Institutional Premium	-	8,97,41,740	-	90
Principal Cash Management Fund	-	5,49,75,911	-	55
Prudential ICICI Liquid Plan - Institutional Plus	-	8,37,14,699	-	100
Reliance Liquid Fund Treasury Plan - Institutional Option	-	5,30,22,669	-	86
SBI Magnum Institutional Income - Savings	-	2,38,20,119	-	25
Sundaram Money Fund - Institutional	2,96,83,287	-	30	-
Templeton India Treasury Management Account	-	9,49,782	-	95
UTI Liquid Cash Plan - Institutional	14,77,424	4,94,901	150	50
TLSM Tata Liquid Super High Inv Fund	13,31,587	6,24,358	150	70
LICMF Liquid Fund - Dividend Plan	5,54,51,349	4,15,28,325	61	45
			684	1,168

At cost			624	733
At fair value			60	435
			684	1,168

17

Details of investments in and disposal of securities during the year ended March 31, 2006 and 2005:-

	in Rs. crore
	Year ended March 31,
	2006	2005
Investment in securities
Subsidiaries	31	63
Long-term investments	-	-
Liquid Mutual funds	1,749	356
	1,780	419
Redemption / Disposal of Investment in securities
Subsidiaries	-	-
Long-term investments	-	-
Liquid Mutual funds	2,233	118
	2,233	118
Net movement in investments	(453)	301

Investment purchased and sold during the year ended March 31, 2006:-

			in Rs. crore
Name of the fund	Face value Rs /-	Units	Cost

ABN Amro Cash Fund	10	74,929,549	75
RLF - Treasury Plan	10	139,872,836	156
Birla Cash Plus - Institutional Premium	10	49,686,478	50
Deutsche Insta Cash Plus Fund	10	13,946,029	14
DSP Merrill Lynch Liquid Fund	10	9,676,015	12
Grindlays Cash Fund - Institutional Plan	10	149,909,772	150
HDFC Liquid Fund - Premium Plus Plan	10	16,406,891	20
HSBC - Cash Fund Institutional Plan	10	74,669,216	75
ICICI Institutional Liquid Plan - Monthly Dividend	10	41,766,209	50
ING Vysya LFI	10	34,862,988	35
JM High Liquidity Fund - Super intitutional Plan	10	18,964,726	19
Kotak Liquid Institutional Premium	10	104,648,459	105
LICMF Liquid Fund	10	4,139,614	5
Principal Liquid Option - Institutional Plan	10	79,931,126	80
SBI Magnum - Institutional Income	10	95,118,769	100
Templeton India Treasury Management Account - Institutional Plan	1000	2,399,425	240

Particulars of investments made during the year ended March 31, 2006 and 2005:-

		in Rs. crore
Particulars of investee companies	Year ended March 31,
	2006	2005
Infosys Technologies (Shangai) Co. Limited, China	-	18
Infosys Consulting Inc., USA	31	45
	31	63

Conversion of Cumulative Preference shares in Progeon

Progeon had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs 9 crore to Rs 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. As of March 31, 2006, Infosys' equity holding in Progeon was 71.74%.

22.2.17  Segment reporting

The company's operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2006 and 2005:

						in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	3,197	1,297	1,414	956	2,164	9,028
	2,336	1,021	1,234	696	1,573	6,860
Identifiable operating expenses	1,380	578	573	393	915	3,839
	975	442	571	277	638	2,903
Allocated expenses	781	315	343	233	528	2,200
	556	243	294	165	374	1,632
Segmental operating income	1,036	404	498	330	721	2,989
	805	336	369	254	561	2,325
Unallocable expenses						409
						268
Operating income						2,580
						2,057
Other income (expense), net						144
						127
Net profit before taxes						2,724
						2,184
Income taxes						303
						325
Net profit after taxes						2,421
						1,859

18

Geographic segments

Year ended March 31, 2006 and 2005:

					in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	5,921	2,187	164	756	9,028
	4,516	1,524	134	686	6,860
Identifiable operating expenses	2,525	856	72	386	3,839
	1,878	594	38	393	2,903
Allocated expenses	1,443	534	39	184	2,200
	1,074	363	32	163	1,632
Segmental operating income	1,953	797	53	186	2,989
	1,564	567	64	130	2,325
Unallocable expenses					409
					268
Operating income					2,580
					2,057
Other income (expense), net					144
					127
Net profit before taxes					2,724
					2,184
Income taxes					303
					325
Net profit after taxes					2,421
					1,859

19

22.2.18  Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2006 the company has provided for doubtful debts of Rs. 2 crore (Rs 8 crore as at March 31, 2005 ) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.19  Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company';s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:
			in Rs. crore
Particulars	Number of shares to which the dividends relate	Year ended March 31,
		2006	2005
Final and one-time special dividend for Fiscal 2004	52,92,612	-	61
Interim dividend for Fiscal 2005	2,12,44,988	-	11
Final dividend for fiscal 2005	3,77,66,327	25	-
Interim dividend for fiscal 2006	3,80,51,211	25	-

22.2.20  Reconciliation of basic and diluted shares used in computing earnings per share

	Year ended March 31,
	2006	2005
Number of shares considered as basic weighted average shares outstanding	27,29,94,511	26,84,20,167
Add: Effect of dilutive issues of shares/stock options	78,33,799	71,63,377
Number of shares considered as weighted average shares and potential shares outstanding	28,08,28,310	27,55,83,544

22.2.21  Exceptional Item

During the year ended march 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration has been received by the company and the balance amount has been deposited in Escrow to indemnify any contractual contingencies. The unutilised balance in the escrow account, if any, is eligible for release in April 2006. The income arising therof amounted to Rs, 45 crore (net of taxes) and is disclosed separately as exceptional item.

The carrying value of the company's investment in Yantra Corporation, USA, was Rs. Nil since a provision of Rs. 7 crore had been made in earlier years to recognise losses incurred by Yantra in excess of the company's contribution to capital. Accordingly the realised gain on disposal of investment of Rs. 45 crore, net of taxes of Rs. 4 crore has been recognised in the profit and loss account and being non recurring in nature has been disclodsed in the statement of profit and loss account as an "exceptional item"

22.2.22  Cash flow statement

22.2.22.a

The balance of cash and cash equivalents includes Rs. 3 crore as at March 31, 2006 (Rs. 3 crore as at March 31, 2005 ) set aside for payment of dividends.

22.2.22.b

During the year ended March 31, 2005, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Consequently, the share capital of the company stands increased by Rs. 100 crore. The bonus shares were issued by capitalisation of general reserves.

22.2.22.c

Deposits with financial institutions and body corporate as at March 31, 2006 include an amount of Rs.80 crore (Rs. 66 crore as at March 31, 2005) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

20

22.3  Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below

Balance Sheet Items

		in Rs. crore
Schedule	Description	As at March 31,
		2006	2005

3	Fixed assets
	Additions
	Vehicles	0.75	0.35
	Deductions/retirements
	Land - free-hold	0.01	-
	Vehicles	-	0.09
	Buildings	0.80	0.34
	Depreciation & Amortization
	Vehicles	0.19	0.10

8	Unsecured, considered doubtful
	Loans and advances to employees	0.44	0.23
	Provision for doubtful loans and advances to employees	0.44	0.23

22.2.6	Computers on operating lease to Progeon
	- Net Book Value	0.17	0.05

22.2.7	Related party transactions
	Maximum balances of loans and advances
	- Progeon (Including Progeon s.r.o)	3.00	0.45

22.2.13	Balances with non-scheduled banks
	- ABN Amro Bank , Taipei, Taiwan	0.94	0.02
	- Bank of China, Beijing, China	0.02	0.02
	- Citibank NA, Singapore	0.19	0.35
	- Citibank NA, Sharjah, UAE	0.04	0.03
	- Deutsche Bank, Amsterdam, Netherlands	3.45	0.15
	- Nordbanken, Stockholm, Sweden	0.09	0.12
	- Svenska Handels Bank, Stockholm, Sweden	0.51	0.35
	- Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	0.09	0.32

22.2.14	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions and Body Corporates	0.10	1.54

22.2.16	Long- term investments
	Onmobile (common stock)	0.19	0.19
	Onmobile (Series A - voting)	0.19	0.19

Profit & Loss Items

		in Rs. crore
Schedule	Description	For the year ended March 31,
		2006	2005

Profit & Loss account

12	Selling & Marketing expenses
	Staff welfare	1.46	0.45
	Communication expenses	0.58	0.05
	Office maintenance	0.37	0.27
	Consumables	0.25	0.17
	Software packages for own use	0.20	0.16
	Computer Maintenance	0.01	-
	Insurance charges	0.02	0.17
	Rates and taxes	-	0.03
	Other Miscellaneous Expenses	0.66	-

13	General and Administration expenses
	Provision for doubtful loans and advances	0.42	0.10
	Auditor';s remuneration
	statutory audit fees	0.43	0.36
	Certification charges	0.03	0.03
	Others	-	0.07
	Out of Pocket Expenses	0.03	0.02

Profit & Loss Items

		in Rs. crore
Schedule	Description	For the year ended
		March 31,
		2006	2005

	Provision for Investments	(0.30)	(0.10)

22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.42	0.10
	Auditor's remuneration - Statutory audit fees	0.43	0.36
	- Certification charges	0.03	0.03
	- Others	-	0.07
	- out-of-pocket expenses	0.03	0.02

22.2.7	Related party transactions
	Revenue transactions:
	Sale of services - Progeon (including Progeon s.r.o)	-	0.13

22.2.8	Transactions with key management personnel
	Aggregate Managerial Remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) :
	Whole-time Directors : Contributions to provident and other funds	0.33	0.31
	Non Whole-time Directors : Sitting Fees	0.05	0.05
	Non Whole-time Directors : Reimbursement of Expenses	0.37	0.31
	Computation of Net Profit in accordance with Section 349 of the Companies Act 1956 & computation of commission payable
	to non whole-time directors :
	Directors' Sitting Fees	0.05	0.05
	Provision for doubtful loans and advances	0.42	0.10
	Provision for Investments	(0.30)	(0.10)

22.2.9	Research and Development Expenditure - Capital	0.16	-

22.2.13	Maximum Balance with non-scheduled banks
	- Bank of China, Beijing China	0.08	0.10
	- Bank of Melbourne, Melbourne Australia	-	0.23
	- Citibank NA, Hongkong	0.47	0.35
	- Citibank NA, Singapore	0.37	0.48
	- Citibank NA, Sydney Australia	-	0.04
	- Citibank NA, Sharjah, UAE	0.16	0.19
	- Nordbanken, Stockholm, Sweden	0.14	0.27

22.2.15	Profit / (loss) on disposal of fixed assets
	Profit on disposal of fixed assets, included in miscellaneous income	0.58	0.36
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	(0.45)	(0.93)
	Profit / (loss) on disposal of fixed assets, net	0.13	(0.57)

21

Cash Flow Statement Items

		in Rs. crore
Schedule	Description	For the year ended March 31,
		2006	2005

Cash flow	Profit/(Loss) on sale of fixed assets	0.13	0.57
statement	Provision for Investments	(0.30)	(0.10)

Transactions with key management personnel

Key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2006 and 2005:

				in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration

Chairman and Chief Mentor
N R Narayana Murthy	0.13	0.05	0.22	0.40
	0.12	0.04	0.15	0.31
Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.13	0.05	0.22	0.40
	0.12	0.04	0.16	0.32
Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.13	0.05	0.23	0.41
	0.12	0.05	0.15	0.32
Whole-time Directors
K Dinesh	0.13	0.05	0.21	0.39
	0.12	0.04	0.15	0.31
S D Shibulal
	0.70	0.01	0.30	1.01
	0.82	-	0.32	1.14
Chief Financial officer
T V Mohandas Pai
	0.18	0.07	0.46	0.71
	0.17	0.05	0.36	0.58
Srinath Batni
	0.17	0.06	0.41	0.64
	0.16	0.06	0.32	0.54
Other Senior Management Personnel
Company Secretary
V Balakrishnan	0.13	0.03	0.38	0.54
	0.12	0.04	0.39	0.55

Particulars of remuneration and other benefits provided to key management personnel during the year ended March 31, 2006 and 2005:

				in Rs. crore
Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.21	-	-	0.21
	0.18	-	0.01	0.19

Marti G Subrahmanyam	0.18	-	0.12	0.30
	0.16	-	0.05	0.21

Philip Yeo	0.03	-	-	0.03
	0.12	-	-	0.12

David L. Boyles	0.12	-	-	0.12
	-	-	-	-
Omkar Goswami	0.18	-	0.01	0.19
	0.16	-	0.01	0.17

Larry Pressler	0.17	-	-	0.17
	0.15	-	-	0.15

Rama Bijapurkar	0.17	-	-	0.17
	0.16	0.01	0.01	0.18

Claude Smadja	0.16	-	0.11	0.27
	0.16	0.01	0.13	0.30

Sridar A Iyengar	0.18	-	0.11	0.29
	0.16	-	0.10	0.26

22